

July 13, 2015

Via E-mail
Michael M. Achary
Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, MS 39501

      Re: Hancock Holding Company
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 27, 2015
               File No. 000-13089

Dear Mr. Achary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Signatures

1.   We note that each of Messrs. Hairston and Achary has signed for the registrant but has not signed in his capacity as Principal Executive Officer and Principal Financial Officer, respectively, on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Proxy Card

2.   We note that the proxy card describes the advisory vote to approve executive compensation as follows: "To hold an advisory vote on the compensation of our named executive officers." This language appears inconsistent with the applicable requirement set forth in Rule 14a-21 under the Exchange Act. Please confirm supplementally that in future filings your descriptions of the advisory vote will comport with the referenced

Rule. For guidance, please refer to Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Steve Barker